UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 0-32115

Equal Energy Ltd.

(Translation of registrant's name into English)

2700, 500-4th Avenue S.W.

Calgary, Alberta T2P 2V6

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F _X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit
Description
99.1
Notice of Annual and Special Meeting Record Date April 7, 2011

99.2
Management Information Circular April 7, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2011

Equal Energy Ltd.

By: /s/ Wendell Chapman

Name:
Wendell Chapman
Title:
Sr. V.P., Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Description
99.1
Notice of Annual and Special Meeting Record Date April 7, 2011

99.2
Management and Information Circular April 7, 2011